Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31
	2009		2008		2007		2006		2005
Including Interest on Deposits:

Income before income taxes (A)	$(50,380)		$(153,993)		$13,969		$54,734		$46,186
Interest expense:
Interest on deposits	$111,616		$176,711		$154,045		$122,411		$62,649
Interest on borrowings (C)	$42,112		$38,277		$26,841		$17,426		$17,495

Interest expense (B)	$153,728		$214,988		$180,886		$139,837		$80,144

Preferred stock dividends before income taxes (D)	$12,443		$546		$107		$—		$—

Ratio to Earnings to Fixed Charges:
Including deposit interest (A+B)/B	0.67	X	0.28	X	1.08	X	1.39	X	1.58	X
Excluding deposit interest (A+C)/C	(0.20)	X	(3.02)	X	1.52	X	4.14	X	3.64	X

Ratio to Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including deposit interest (A+B)/(B+D)	0.62	X	0.28	X	1.08	X	1.39	X	1.58	X
Excluding deposit interest (A+C)/(C+D)	(0.15)	X	(2.98)	X	1.51	X	4.14	X	3.64	X

*	The earnings for the years ended December 31, 2009 and December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiencies for 2009 and 2008 were $61.2 million and $22.7 million excluding preferred dividends, respectively, and $73.7 million and $23.3 million including preferred dividends, respectively.